July 25, 2012

Via EDGAR and Hand Delivery

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Hi-Crush Partners LP

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Hi-Crush Partners LP (the “Partnership”) hereby submits its currently expected offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K. The Partnership expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-182574 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of July 25, 2012. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19 to $21 per common unit, with a midpoint of $20 per common unit. In the Offering, Hi-Crush Proppants LLC proposes to sell up to 14,375,000 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership also attaches herein for the Staff’s review and comment Vinson & Elkins L.L.P.’s Exhibit 5.1 Opinion to the Partnership, to be filed as an exhibit to a future amendment to the Registration Statement.

Securities and Exchange Commission

July 25 2012

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Should the Staff have any questions or comments, please contact the undersigned at (713) 963-0099 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
HI-CRUSH PARTNERS LP

By:	/s/ Robert Rasmus
Name:	Robert Rasmus
Title:	Co-Chief Executive Officer

Enclosures

cc:	Jay Williamson (Securities and Exchange Commission)
James Lopez (Securities and Exchange Commission)
David P. Oelman (Vinson & Elkins L.L.P.)
E. Ramey Layne (Vinson & Elkins L.L.P.)
Charles L. Strauss (Fulbright & Jaworski L.L.P.)
P. Kevin Trautner (Fulbright & Jaworski L.L.P.)
James M. Whipkey (Hi-Crush Partners LP)
Mark C. Skolos (Hi-Crush Partners LP)

As filed with the Securities and Exchange Commission on                         , 2012

Registration No. 333-182574

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hi-Crush Partners LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1400	90-0840530
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Three Riverway, Suite 1550

Houston, Texas 77056

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert E. Rasmus/James M. Whipkey

Three Riverway, Suite 1550

Houston, Texas 77056

(713) 963-0099

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David Palmer Oelman E. Ramey Layne Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Tel: (713) 758-2222 Fax: (713) 758-2346	Charles L. Strauss P. Kevin Trautner Fulbright & Jaworski L.L.P. Fulbright Tower 1301 McKinney, Suite 5100 Houston, Texas 77010 Tel: (713) 651-5151 Fax: (713) 651-5246

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$301,875,000	$34,595

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3)	The total registration fee includes $22,920 that was previously paid for the registration of $200,000,000 of proposed maximum aggregate offering price in the filing of the Registration Statement (Registration No. 333-182574) on July 9, 2012 and $11,675 for the registration of an additional $101,875,000 of proposed maximum aggregate offering price registered hereby.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                         , 2012

PR	OSPECTUS

Hi-Crush Partners LP

12,500,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. Hi-Crush Proppants LLC, or the selling unitholder, is offering 12,500,000 common units. We will not receive any proceeds from the sale of common units by Hi-Crush Proppants LLC. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. Our common units have been approved for listing on the New York Stock Exchange under the symbol “HCLP,” subject to official notice of issuance.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 24.

These risks include the following:

•	We may not have sufficient cash from operations following the payment of costs and expenses to enable us to pay the minimum quarterly distribution to our unitholders.

•	On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended June 30, 2012.

•	Inaccuracies in estimates of volumes and qualities of our sand reserves could result in lower than expected sales and higher than expected production costs.

•	Substantially all of our sales are generated under contracts with four customers, and the loss of or reduced purchasing by any of them could adversely affect our results of operations.

•

Hi-Crush Proppants LLC controls our general partner, which has sole responsibility for managing our operations. Our general partner and Hi-Crush Proppants LLC have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Our partnership agreement does not require us to pay distributions.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Unitholders will experience immediate and substantial dilution of $17.70 per common unit.

•	If the IRS were to treat us as a corporation for federal income tax purposes, then our cash available for distribution could be substantially reduced.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary—Emerging Growth Company Status.”

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Hi-Crush Proppants LLC	$	$

(1)	Excludes a structuring fee of 0.375% of the gross proceeds of this offering payable to Barclays Capital Inc. Please read “Underwriting.”

The underwriters may purchase up to an additional 1,875,000 common units from Hi-Crush Proppants LLC at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2012 through the book-entry facilities of The Depository Trust Company.

Barclays	Morgan Stanley

Credit Suisse	UBS Investment Bank

Raymond James	RBC Capital Markets

Prospectus dated                     , 2012

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

References in this prospectus to “Hi-Crush Partners LP,” “we,” “our,” “us” or like terms when used in a historical context refer to the business of Hi-Crush Proppants LLC, which is our accounting predecessor and is contributing certain of its subsidiaries to Hi-Crush Partners LP in connection with this offering. When used in the present tense or prospectively, those terms refer to Hi-Crush Partners LP and its subsidiaries. References in this prospectus to “Hi-Crush Proppants LLC,” “our predecessor,” “our sponsor” and “the selling unitholder” refer to Hi-Crush Proppants LLC. We include a glossary of some of the terms used in this prospectus as Appendix B.

Hi-Crush Partners LP

Overview

We are a pure play, low-cost, domestic producer of premium monocrystalline sand, a specialized mineral that is used as a “proppant” to enhance the recovery rates of hydrocarbons from oil and natural gas wells. Our reserves consist of “Northern White” sand, a resource existing predominately in Wisconsin and limited portions of the upper Midwest region of the United States, which is highly valued as a preferred proppant because it exceeds all American Petroleum Institute (“API”) specifications. We own, operate and develop sand reserves and related excavation and processing facilities and will seek to acquire or develop additional facilities. Our 561-acre facility with integrated rail infrastructure, located near Wyeville, Wisconsin, enables us to process and cost-effectively deliver approximately 1,600,000 tons of frac sand per year. Substantially all of our frac sand production is sold to leading investment grade-rated pressure pumping service providers under long-term, take-or-pay contracts that require our customers to pay a specified price for a specified volume of frac sand each month.

Over the past decade, exploration and production companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s unconventional oil and natural gas reservoirs through advanced techniques, such as horizontal drilling and hydraulic fracturing. In recent years, this focus has resulted in exploration and production companies drilling more and longer horizontal wells, completing more hydraulic fracturing stages per well and utilizing more proppant per stage in an attempt to efficiently maximize the volume of hydrocarbon recoveries per wellbore. As a result, North American demand for proppant has increased rapidly, growing at an average annual rate of 28.0% from 2006 to 2011, with total annual sales of $3.7 billion in 2011, according to The Freedonia Group, a leading international business research company. We believe that the market for raw frac sand will continue to grow based on the expected long-term development of North America’s unconventional oil and natural gas reservoirs.

We intend to utilize the significant oil and natural gas industry experience of our management team to take advantage of what we believe are favorable, long-term market dynamics as we execute our growth strategy, which includes both the acquisition of additional frac sand reserves and the development of new excavation and processing facilities. We expect to have the opportunity to acquire significant additional acreage and reserves currently owned or under an agreement to be acquired by our sponsor, Hi-Crush Proppants LLC, including approximately 1,700 acres of additional land and associated reserves in western Wisconsin to which we have a

•

Intrinsic logistics and infrastructure advantage. The strategic location and logistics capabilities of our Wyeville facility enable us to serve all major U.S. oil and natural gas producing basins. Our on-site transportation assets include three 5,000-foot rail spurs off a Union Pacific Railroad mainline that are capable of accommodating unit trains, allowing our customers to receive priority scheduling, expedited delivery and a more cost-effective shipping alternative. Our logistics capabilities enable efficient loading of sand and minimize rail car turnaround times at the facility, and we expect to acquire or develop similar logistics capabilities at any facilities we own in the future. We believe we are one of the few frac sand producers with a facility initially designed to deliver frac sand meeting API specifications to all of the major U.S. oil and natural gas producing basins by on-site rail facilities, including on-site storage capacity accommodating unit trains.

•

Competitive operating cost structure. Our operations have been strategically designed to provide low per-unit production costs with a significant variable component for the excavation and processing of our sand. Our sand reserves do not require blasting or crushing to be processed and, due to the shallow overburden at our Wyeville facility, we are able to use surface mining equipment in our operations, which provides for a lower cost structure than underground mining operations. Our mining operations are subcontracted to Gerke Excavating, Inc. at a fixed cost of $2.09 per ton excavated, subject to a diesel fuel surcharge, under a three-year contract. Unlike some competitors, our processing and rail loading facilities are located on-site, which eliminates the requirement for on-road transportation, lowers product movement costs and minimizes the reduction in sand quality due to handling.

•

Experienced and incentivized management team. Our management team has extensive experience investing and operating in the oil and natural gas industry and will be focused on optimizing our current business and expanding our operations through disciplined development and accretive acquisitions. We believe our management team’s substantial experience and relationships with participants in the oilfield services and exploration and production industries provide us with an extensive operational and commercial understanding of the markets in which our customers operate. The expertise of our management and operations teams covers a wide range of disciplines, with an emphasis on development, construction and operation of frac sand processing facilities, frac sand supply chain management and consulting and bulk solids material handling. Members of our management team are strongly incentivized to profitably grow our business and cash flows through their 39% interest in our sponsor, which will own 1,898,148 of our common units and all of our subordinated units and incentive distribution rights following this offering.

Risk Factors

An investment in our common units involves risks. You should carefully consider the following risk factors, those other risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our common units. The following risks and others are discussed in more detail in “Risk Factors.”

Risks Inherent in Our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended June 30, 2012.

•

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

Risks Inherent in an Investment in Us

•

Our sponsor owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

•

Our sponsor and other affiliates of our general partner will have the ability to compete with us, and we expect that our sponsor will compete with us once operations at its processing facility in Augusta, Wisconsin commence in the third quarter of 2012.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	Unitholders will experience immediate and substantial dilution of $17.70 per common unit.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our sponsor, which is our accounting predecessor for financial reporting purposes, has a material weakness in its internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•

The tax treatment of publicly-traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Hi-Crush GP LLC, a wholly owned subsidiary of our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Our sponsor has agreed to acquire approximately 700 acres in Tomah, Wisconsin, which is six miles south of the Wyeville facility in Monroe County. The Tomah site has access to the same Union Pacific Railroad mainline as the Wyeville facility, which runs adjacent to the property, and could accommodate similar rail logistics as the Wyeville facility. Extensive core samples have been taken at Tomah and independently tested with results indicating a high quality sand reserve similar to the Wyeville site. According to a John T. Boyd reserve report, the Tomah site had proven recoverable sand reserves of 33 million tons as of December 31, 2011, which represents a 51-year reserve life assuming construction of a 650,000 ton per year processing facility.

In addition, our sponsor is evaluating a number of additional development locations and adds potential projects to its development backlog regularly.

Our sponsor’s retained sand facilities represent a significant potential growth opportunity for us. Our sponsor continually evaluates acquisitions and may elect to acquire, construct or dispose of assets in the future, including sales of assets to us. As the owner of our general partner, 1,898,148 of our common units, all 14,398,148 of our subordinated units and all of our incentive distribution rights following this offering, our sponsor is well aligned and highly motivated to promote and support the successful execution of our business strategies, including utilizing our partnership as a growth vehicle for its sand mining operations. Although we expect to have the opportunity to make additional acquisitions directly from our sponsor in the future, including the sand excavation and processing facilities described above that are subject to our right of first offer, our sponsor is under no obligation to accept any offer we make, and may, following good faith negotiations with us, sell the assets subject to our right of first offer to third parties that may compete with us. Our sponsor may also elect to develop, retain and operate properties in competition with us or develop new assets that are not subject to our right of first offer.

In addition, while we believe our relationship with our sponsor is a significant positive attribute, it may also be a source of conflict. For example, our sponsor is not restricted in its ability to compete with us, and beginning with the commencement of operations at our sponsor’s Augusta facility scheduled for the third quarter of 2012, our sponsor will operate frac sand excavation and processing facilities that will compete directly with us for new and existing customers. We expect that our sponsor will develop additional frac sand excavation and processing facilities in the future, which may also compete with us. While we expect that our management team, which also manages our sponsor’s retained assets, and our sponsor will allocate new and replacement customer contracts between us and our sponsor in a manner that balances the interests of both parties, they are under no obligation to do so. Please read “Conflicts of Interest and Fiduciary Duties.”

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner it believes is in our best interest. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to our sponsor, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our sponsor and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

We expect that the board of directors of our general partner will delegate to a conflicts committee of the board of directors the authority to approve material transactions with related parties.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in May 2012 by our sponsor, Hi-Crush Proppants LLC, to own and operate certain of the businesses that have historically been conducted by Hi-Crush Proppants LLC.

In connection with the closing of this offering, the following will occur:

•	Hi-Crush Proppants LLC will contribute Hi-Crush Chambers LLC, Hi-Crush Railroad LLC, Hi-Crush Wyeville LLC and Hi-Crush Operating LLC to us;

•

our sponsor will contribute to us an amount of cash, which we currently expect will be approximately $6.2 million. This is the amount we expect to remain as of the closing of this offering related to prepayments for volumes of sand to be delivered during the six months ended December 31, 2012. Hi-Crush Proppants LLC will retain all other cash and cash equivalents;

•	we will issue to Hi-Crush Proppants LLC 14,398,148 common units, 14,398,148 subordinated units and all of our incentive distribution rights;

•

Hi-Crush Proppants LLC will sell 12,500,000 common units to the public in this offering and will receive gross proceeds of $250.0 million from the sale of such units at an assumed initial public offering price of $20.00 per unit;

•	Hi-Crush Proppants LLC will use a portion of the proceeds received by it from this offering to pay underwriting discounts and the structuring fee totaling approximately $16.3 million;

•

to the extent the underwriters exercise their option to purchase 1,875,000 additional common units, Hi-Crush Proppants LLC will sell such units to the public, pay the related underwriting discounts and structuring fee and retain the net proceeds;

•	we will enter into a new $100.0 million revolving credit facility; and

•	we will enter into an omnibus agreement with Hi-Crush Proppants LLC, our general partner and certain of its affiliates pursuant to which:

•	we will agree to reimburse Hi-Crush Proppants LLC and its affiliates for the payment of certain capital expenditures, operating expenses and for providing various general and administrative services;

•	Hi-Crush Proppants LLC will indemnify us for certain environmental, toxic tort, title and right-of-way defects and other matters;

•	Hi-Crush Proppants LLC will assume our customer contract with FTS International beginning on May 1, 2013; and

•

Hi-Crush Proppants LLC will grant us a right of first offer with respect to its Augusta and Tomah acreage and related assets, which are being retained by Hi-Crush Proppants LLC in connection with this offering.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units	43.4	%(1)
Interests of Hi-Crush Proppants LLC:
Common Units	6.6	%(1)
Subordinated Units	50.0%
Incentive Distribution Rights	—	(2)
Non-Economic General Partner Interest	0.0	%(3)

	100.0%

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units from the selling unitholder, the units purchased pursuant to such exercise will be sold to the public.
(2)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. Incentive distribution rights will be issued to Hi-Crush Proppants LLC.
(3)	Our general partner owns a non-economic general partner interest in us. Please read “How We Make Distributions To Our Partners—General Partner Interest.”

The Offering

Common units offered to the public by the selling unitholder	12,500,000 common units.

Option to purchase additional common units from the selling unitholder	If the underwriters exercise their option to purchase additional common units in full, the selling unitholder will sell an additional 1,875,000 common units to the public.

Units outstanding after this offering	14,398,148 common units and 14,398,148 subordinated units for a total of 28,796,296 limited partner units. If and to the extent the underwriters exercise their option to purchase additional common units, the selling unitholder, Hi-Crush Proppants LLC, will sell the number of common units purchased by the underwriters pursuant to such exercise and the remainder, if any, will be retained by Hi-Crush Proppants LLC. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds	We will not receive any proceeds from the sale of common units by the selling unitholder in this offering.

Cash distributions	We expect to make a minimum quarterly distribution of $0.45 per common unit and subordinated unit ($1.80 per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

For the first quarter that we are publicly-traded, we will pay a prorated distribution covering the period from the completion of this offering through September 30, 2012, based on the actual length of that period.

Our partnership agreement generally provides that we will distribute cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.45; and

•	third, to the holders of common units and subordinated units pro rata until each has received a distribution of $0.5175.

If cash distributions to our unitholders exceed $0.5175 per common unit and subordinated unit in any quarter, our unitholders and our sponsor (as the holder of our incentive distribution rights) will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
	Unitholders	Sponsor (as Holder of Our Incentive Distribution Rights)
above $0.5175 up to $0.5625	85.0%	15.0%
above $0.5625 up to $0.6750	75.0%	25.0%
above $0.6750	50.0%	50.0%

We refer to the additional increasing distributions to our sponsor as “incentive distributions.” Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

Our pro forma cash available for distribution for the six months ended June 30, 2012 was approximately $21.0 million (sufficient to pay $0.90 per common unit and $0.56 per subordinated unit). This amount would have been insufficient to pay the full minimum quarterly distribution on all of our common and subordinated units for the six months ended June 30, 2012 by approximately $4.9 million. As a result, for the six months ended June 30, 2012 we would have generated cash available for distribution sufficient to pay 100% of the minimum quarterly distribution on all of our common units, but only approximately 62.3% of the minimum quarterly distribution on our subordinated units during that period.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $0.45 on all of our common units and subordinated units for each quarter in the twelve months ending September 30, 2013. However, we do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $1.80 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four quarter periods ending on or after June 30, 2015 or (2) $2.70 (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the related distribution on the incentive distribution rights for a four-quarter period ending on or after June 30, 2013, in each case provided there are no arrearages on our common units at that time. For the period after closing of this offering through September 30, 2012, we will adjust the quarterly distribution based on the actual length of the period, and use such adjusted distribution in determining whether the test described in this paragraph has been satisfied for the quarter ending September 30, 2012.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages.

Our sponsor’s right to reset the target distribution levels	Our sponsor, as the initial holder of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our sponsor transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following assumes that our sponsor holds all of the incentive distribution rights at the time that a reset election is made. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If our sponsor elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our sponsor will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our sponsor on the incentive distribution rights in the quarter prior to the reset election. Please read “How We Make Distributions To Our Partners—Our Sponsor’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our sponsor will own an aggregate of 56.6% of our outstanding units (or 50.1% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give our sponsor the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 60% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.80 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $1.08 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” beginning on page 172 for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	Our common units have been approved for listing on the New York Stock Exchange under the symbol “HCLP,” subject to official notice of issuance.

Summary Historical and Pro Forma Financial and Operating Data

The partnership was formed in May 2012 and does not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of our sponsor, Hi-Crush Proppants LLC, which is our accounting predecessor for financial reporting purposes. In connection with the closing of this offering, our sponsor will contribute all of the outstanding equity interests in certain of its operating subsidiaries, which account for substantially all of our sponsor’s historical business, to us. The following table presents summary historical financial and operating data of our sponsor and summary pro forma financial and operating data of Hi-Crush Partners LP as of the dates and for the periods indicated.

Our sponsor was formed in October 2010 to develop excavation, processing and logistics facilities for raw frac sand used in hydraulic fracturing operations in oil and natural gas wells. Since its formation, our sponsor acquired our assets in a number of separate acquisitions. As a result of our sponsor’s recent formation, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects. This prospectus includes audited financial statements only as of December 31, 2011 and for the period from inception (October 28, 2010) to December 31, 2010 and unaudited financial information as of and for the six-month periods ended June 30, 2012 and 2011. In this prospectus, we refer to the period from inception to December 31, 2010 as the two-month period ended December 31, 2010. We have not completed or provided in this prospectus any stand-alone pre-acquisition financial statements for the assets we acquired in the transactions described above. As a result, and given our recent date of formation, we have not provided in this prospectus three years of audited financial statements that normally would be included in a prospectus forming part of an SEC registration statement or two years of audited financial statements as would normally be included in a prospectus forming part of an SEC registration statement filed by an emerging growth company.

The summary historical financial data presented as of December 31, 2010 and 2011, for the two-month period ended December 31, 2010 and for the year ended December 31, 2011 is derived from the audited historical financial statements of Hi-Crush Proppants LLC that are included elsewhere in this prospectus. The summary historical financial data presented as of and for the six months ended June 30, 2011 and 2012 are derived from the unaudited historical financial statements of Hi-Crush Proppants LLC included elsewhere in this prospectus.

The summary pro forma financial data presented as of and for the year ended December 31, 2011 and as of and for the six months ended June 30, 2012 is derived from our unaudited pro forma financial statements included elsewhere in this prospectus. Our unaudited pro forma financial statements give pro forma effect to the following:

•	the contribution of Hi-Crush Chambers LLC, Hi-Crush Railroad LLC, Hi-Crush Wyeville LLC and Hi-Crush Operating LLC to us by our sponsor;

•

a reduction in general and administrative expenses as a result of allocations between our Wyeville facility and our sponsor’s other assets and activities that will not be contributed to us in connection with this offering;

•	the removal of other operating expenses of our sponsor related to assets and operations that will be retained by our sponsor following the completion of this offering;

•	the elimination of all cash and cash equivalents reflected on our balance sheet as of June 30, 2012, which will be retained by our sponsor; and

•	the issuance of 14,398,148 common units and 14,398,148 subordinated units to our sponsor.

	Predecessor Historical				Hi-Crush Partners LP Pro Forma
	Inception to December 31, 2010	Year Ended December 31, 2011	Six Months Ended June 30,		Year Ended December 31, 2011	Six Months Ended June 30, 2012
			2011	2012
	(in thousands, except per unit and operating information)
Statement of Operations Data:
Revenues	$—	$20,353	$—	$34,175	$20,353	$34,175

Production costs (1)	—	5,998	—	9,603	5,998	9,603
Depreciation and depletion	—	449	—	668	449	668

Cost of goods sold	—	6,447	—	10,271	6,447	10,271

Gross profit	—	13,906	—	23,904	13,906	23,904
General and administrative	26	2,324	647	3,137	1,689	1,577
Other operating expenses	—	381	—	419	—	—
Accretion of asset retirement obligation	—	28	—	12	28	12

Income (loss) from operations	(26)	11,173	(647)	20,336	12,189	22,315

Other expense:
Interest expense, net	—	(1,893)	—	(2,385)	—	—
Other	—	—	—	—	—	—

Total other income (expense)	—	(1,893)	—	(2,385)	—	—
Income (loss) before tax expense	(26)	9,280	(647)	17,951	12,189	22,315
Income tax expense	—	—	—	—	—	—

Net income (loss)	$(26)	$9,280	$(647)	$17,951	$12,189	$22,315

Pro forma net income per limited partner unit:
Common unit					$0.85	$0.90
Subordinated unit					$—	$0.65

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(14)	$18,788	$15,781	$5,063
Investing activities	(322)	(50,199)	(28,775)	(50,296)
Financing activities	336	42,465	14,463	45,929

Other Financial Data:
EBITDA (1)	$(26)	$11,622	$(647)	$21,004	$12,638	$22,983
Capital expenditures (2)	72	50,169	28,745	50,326

Operating Data:
Total tons sold	—	332,593	—	539,257	332,593	539,257
Average realized price (per ton)	$—	$61.19	$—	$63.37	$61.19	$63.37
Production costs (per ton) (1)	—	$18.03	—	$17.81	$18.03	$17.81

Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$11,054	$1,469	$11,750		$—
Total assets	614	72,229	36,497	142,914		72,328
Long-term debt (including current portion)	—	46,112	15,185	96,421		—
Total liabilities	304	61,942	36,571	114,902		5,981
Members’/Partners’ capital	310	10,287	(74)	28,012		66,347

(1)	For more information, please read “—Non-GAAP Financial Measures” below.
(2)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions. Please read “How We Make Distributions to Our Partners—Capital Expenditures.”

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.45 per unit, or $1.80 per unit per year, which will require us to have cash available for distribution of approximately $13.0 million per quarter, or $51.8 million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

•	the amount of frac sand we are able to excavate and process, which could be adversely affected by, among other things, operating difficulties and unusual or unfavorable geologic conditions;

•	the volume of frac sand we are able to sell;

•	the price at which we are able to sell frac sand;

•	changes in the price and availability of natural gas or electricity;

•	changes in prevailing economic conditions;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding, and the physical impacts of climate change;

•	environmental hazards;

•	industrial accidents;

•	changes in laws and regulations (or the interpretation thereof) related to the mining and hydraulic fracturing industries, silica dust exposure or the environment;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	facility shutdowns in response to environmental regulatory actions;

•	inability to obtain necessary production equipment or replacement parts;

•	reduction in the amount of water available for processing;

•	technical difficulties or failures;

•	labor disputes and disputes with our excavation contractor;

•	late delivery of supplies;

•	difficulty collecting receivables;

•	inability of our customers to take delivery;

•	changes in the price and availability of transportation;

•	fires, explosions or other accidents; and

•	cave-ins, pit wall failures or rock falls.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended June 30, 2012.

The amount of cash we need to pay the minimum quarterly distribution for four quarters on all of our units to be outstanding immediately after this offering is approximately $51.8 million. The amount of pro forma cash available for distribution generated during the twelve months ended June 30, 2012 would have been insufficient to allow us to pay the full minimum quarterly distribution on all of our common units during that period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the twelve months ended June 30, 2012, please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income.

None of the proceeds from the sale of common units in this offering will be available to us to fund our operations or to pay distributions to public unitholders.

We will not receive any proceeds from the sale of common units by the selling unitholder in this offering, including proceeds from the sale of additional common units by the selling unitholder pursuant to the underwriters’ option to purchase additional common units. Consequently, none of the proceeds from this offering will be available to us to fund our operations or to pay distributions to the public unitholders. Please read “Use of Proceeds.”

•

our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period”;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•

our sponsor may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our sponsor’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with entities in which our sponsor has an interest for acquisition opportunities and potentially will compete with these entities for new and existing customers. In particular, we expect that our sponsor will compete with us for new and existing frac sand customers once operations at its processing facility in Augusta, Wisconsin commence in the third quarter of 2012. Please read “—Our sponsor and other affiliates of our general partner may compete with us.” and “Conflicts of Interest and Fiduciary Duties.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $0.45 per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our sponsor, as a result of it owning our general partner, and not by our unitholders. Please read “Management—Management of Hi-Crush Partners LP” and “Certain Relationships and Related Transactions.” Unlike publicly-traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of 56.6% of our common and subordinated units (or 50.1% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of the subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution of $17.70 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $2.30 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $17.70 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights held by our sponsor may be transferred to a third party without unitholder consent.

Our sponsor may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our sponsor transfers the incentive distribution rights to a third party but retains its ownership interest in our general partner, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if our sponsor had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our sponsor could reduce the likelihood of our sponsor accepting offers made by us relating to assets owned by it, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our sponsor will own an aggregate of 56.6% of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our sponsor will own 56.6% of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our sponsor or other large holders.

After this offering, we will have 14,398,148 common units and 14,398,148 subordinated units outstanding, which includes the 12,500,000 common units the selling unitholder is selling in this offering (or 14,375,000 common units if the underwriters exercise their option to purchase additional common units in full) that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of 1,898,148 common units (or 23,148 common units if the underwriters exercise their option to purchase additional common units in full) that are issued to our sponsor and not sold by our sponsor as the selling unitholder in this offering will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by our sponsor or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our sponsor. Under our agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 12,500,000 publicly-traded common units held by our public unitholders (or 14,375,000 common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between the selling unitholder and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we

USE OF PROCEEDS

The common units being offered by this prospectus, including the common units offered if the underwriters exercise their option to purchase additional common units, are solely for the account of the selling unitholder. We will not receive any proceeds from the sale of our common units by the selling unitholder. The selling unitholder will pay all underwriting discounts, structuring fees and other offering expenses incurred in connection with this offering and any exercise by the underwriters of their option to purchase additional common units.

The selling unitholder has granted the underwriters a 30-day option to purchase up to 1,875,000 additional common units. The exercise of the underwriters’ option will not affect the total number of units outstanding.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. On a pro forma basis as of June 30, 2012, our net tangible book value would have been approximately $66.3 million, or $2.30 per common unit. This remains unchanged when adjusted for the sale by the selling unitholder of common units in this offering at an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus). Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$20.00
Pro forma net tangible book value per common unit before and after the offering (1)	2.30
Immediate dilution in net tangible book value per common unit to purchasers in the offering (2)	$17.70

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units (14,398,148 common units and 14,398,148 subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.
(2)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units from the selling unitholder and we will not receive any net proceeds from such exercise, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with “—Assumptions and Considerations” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to the audited historical financial statements as of December 31, 2010 and 2011, for the two-month period ended December 31, 2010 and for the year ended December 31, 2011, the unaudited historical financial statements as of and for the six months ended June 30, 2011 and 2012 and our unaudited pro forma financial statements as of and for the year ended December 31, 2011 and as of and for the six months ended June 30, 2012, included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

It is our intent to distribute at least the minimum quarterly distribution of $0.45 per unit ($1.80 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and payment of our expenses, including payments to our general partner and its affiliates. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will distribute quarterly cash distributions to our unitholders. We do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our cash distribution policy will be subject to restrictions on distributions under the revolving credit facility that we expect to enter into in connection with this offering (“our new credit facility”), which will contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities—Our New Credit Facility.” Should we be unable to satisfy these restrictions or if we are otherwise in default under our new credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

Our Minimum Quarterly Distribution

Pursuant to our distribution policy, we intend upon completion of this offering to declare a minimum quarterly distribution of $0.45 per unit for each complete quarter, or $1.80 per unit on an annualized basis. Quarterly distributions, if any, will be made within 60 days after the end of each quarter. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $13.0 million per quarter, or $51.8 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units from the selling unitholder, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

		Distributions
	Number of Units	One Quarter	Annualized
Publicly held common units	12,500,000	$5,625,000	$22,500,000
Common units held by Hi-Crush Proppants LLC	1,898,148	854,167	3,416,666
Subordinated units held by Hi-Crush Proppants LLC	14,398,148	6,479,167	25,916,666

Total	28,796,296	$12,958,334	$51,833,332

If and to the extent the underwriters exercise their option to purchase additional common units, the selling unitholder, Hi-Crush Proppants LLC, will sell the number of common units purchased by the underwriters pursuant to such exercise and the remainder, if any, will be retained by Hi-Crush Proppants LLC. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

Our sponsor will initially hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.5175 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period after the closing of this offering through September 30, 2012 based on the actual length of the period.

Subordinated Units

Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash available for distribution to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions To Our Partners—Subordination Period.”

Pro Forma Cash Available for Distribution for the Twelve and Six Months Ended June 30, 2012

If we had completed the transactions contemplated in this prospectus on January 1, 2011, our pro forma cash available for distribution for the twelve and six months ended June 30, 2012 would have been approximately $32.7 million and $21.0 million, respectively. This amount would have been sufficient to pay the full minimum quarterly distribution on all of our common units for the twelve and six months ended June 30, 2012. However, these amounts would have been insufficient to pay the full minimum quarterly distribution on all of our common and subordinated units for the twelve and six months ended June 30, 2012, by approximately $19.2 million and $4.9 million, respectively. This shortfall is primarily attributable to the fact that neither the twelve nor six months ended June 30, 2012 reflected the full impact of our Wyeville plant expansion, which was completed in March 2012, and sales under new contracts with subsidiaries of Baker Hughes and FTS International associated with the expansion, which commenced in May 2012.

The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $3.8 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership and our recent expansion. These incremental general and administrative expenses are not reflected in our unaudited pro forma financial statements and consist of $2.1 million of expenses that we expect to incur as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses, as well as incremental administrative expenses to support our recent expansion, including management level positions in operations, human resources, legal, accounting and reporting, as well as license fees associated with upgrading accounting and reporting software. We expect the incremental expenses related to our recent expansion to gradually increase over time as we hire additional personnel, from about $0.7 million for the year ending December 31, 2012 to $1.7 million on an annualized basis by September 30, 2013, the end of the projection period provided under “—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013.”

Our unaudited pro forma financial statements are derived from the audited and unaudited historical financial statements of our accounting predecessor, Hi-Crush Proppants LLC, included elsewhere in this prospectus and Hi-Crush Proppants LLC’s accounting records, which are unaudited. Our unaudited pro forma financial statements should be read together with “Selected Historical and Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited historical financial statements of Hi-Crush Proppants LLC and the notes to those statements included elsewhere in this prospectus.

The following table illustrates, on a pro forma basis for the six and the twelve months ended June 30, 2012, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2011. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Hi-Crush Partners LP

Unaudited Pro Forma Cash Available for Distribution

	Pro Forma for the Twelve Months Ended June 30, 2012 (2)	Pro Forma for the Six Months Ended June 30, 2012 (2)
	(in thousands, except per unit data)	(in thousands, except per unit data)
Operating revenues	$54,528	$34,175
Operating expenses:
Production costs (1)	15,601	9,603
Depreciation and depletion	1,117	668

Costs of goods sold	16,718	10,271

Gross profit	37,810	23,904
General and administrative expenses	2,619	1,577
Accretion of asset retirement obligations	40	12

Operating income	35,151	22,315
Interest expense, net	—	—

Net income (2)	35,151	22,315
Adjustments to reconcile net income to EBITDA:
Add:
Depreciation and depletion	1,117	668
Interest expense, net	—	—

EBITDA (1)	36,268	22,983
Less:
Cash interest expense (3)	375	188
Maintenance and replacement capital expenditures, including accrual for reserve replacement (4)	1,177	728
Incremental general and administrative expenses (5)	2,100	1,050
Plus:
Accretion of asset retirement obligations	40	12

Estimated cash available for distribution by Hi-Crush Partners LP	$32,656	$21,029

Minimum distribution per unit (based on a minimum quarterly distribution rate of $0.45 per unit)	1.80	0.90
Annual distributions to:
Public common unitholders	22,500	11,250
Hi-Crush Proppants LLC:
Common units	3,417	1,708
Subordinated units	25,917	12,958

Total distributions to Hi-Crush Proppants LLC	29,334	14,666

Total distributions to our unitholders at the minimum distribution rate	51,834	25,916
Shortfall	(19,178)	(4,887)

(1)	For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	Reflects our pro forma operating results for the periods indicated, derived from or prepared on a basis consistent with our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The pro forma adjustments reflected in our unaudited pro forma condensed consolidated financial statements for the six and twelve months ended June 30, 2012 have been prepared as if this offering had taken place on January 1, 2011.

Hi-Crush Partners LP

Estimated Cash Available for Distribution

(Unaudited)

	Three Months Ending				Twelve Months Ending September 30, 2013
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(in millions, except per unit data)
Operating revenues	$24.1	$24.1	$24.1	$24.1	$96.4
Operating expenses:
Production costs (1)	6.2	7.2	6.1	6.1	25.6
Depreciation and depletion	0.5	0.4	0.4	0.4	1.7

Cost of goods sold	6.7	7.6	6.5	6.5	27.3

Gross profit	17.4	16.5	17.6	17.6	69.1
General and administrative expenses (2)	1.6	1.5	1.5	1.6	6.2
Accretion of asset retirement obligations	—	—	—	—	—

Operating income	15.8	15.0	16.1	16.0	62.9
Interest expense, net (3)	0.1	0.1	0.1	0.2	0.5

Net income	$15.7	$14.9	$16.0	$15.8	$62.4

Adjustments to reconcile net income to estimated EBITDA:
Add:
Depreciation and depletion	0.5	0.4	0.4	0.4	1.7
Interest expense, net (3)	0.1	0.1	0.1	0.2	0.5

EBITDA (1)	$16.3	$15.4	$16.5	$16.4	$64.6
Adjustments to reconcile estimated EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	0.1	0.1	0.1	0.1	0.4
Estimated maintenance and replacement capital expenditures, including accrual for reserve replacement (4)	0.5	0.5	0.5	0.5	2.0
Costs associated with inventory buildup (5)	—	—	1.2	1.2	2.4
Plus:
Accretion of asset retirement obligations	—	—	—	—	—
Costs allocated to inventory drawdown (5)	—	2.4	—	—	2.4

Estimated cash available for distribution	$15.7	$17.2	$14.7	$14.6	$62.2

Minimum distributions per unit (based on minimum quarterly distribution rate of $0.45 per unit)	0.45	0.45	0.45	0.45	1.80
Distributions to public common unitholders	5.6	5.6	5.6	5.6	22.5
Distributions to Hi-Crush Proppants LLC—common units	0.9	0.9	0.9	0.9	3.4
Distributions to Hi-Crush Proppants LLC—subordinated units	6.5	6.5	6.5	6.5	25.9

Total Distributions	13.0	13.0	13.0	13.0	51.8
Excess of cash available for distributions over aggregate minimum quarterly cash distributions	2.7	4.2	1.7	1.6	10.4

(1)	For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	Includes general and administrative expenses of $2.4 million allocated from Hi-Crush Proppants LLC and its affiliates, an incremental $1.7 million of administrative expenses to support our recent expansion and $2.1 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly-traded partnership.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Intent to Distribute the Minimum Quarterly Distribution

Within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2012, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will adjust the minimum quarterly distribution for the period after the closing of the offering through September 30, 2012.

Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, it does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Our sponsor currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.5175 per unit per quarter. The maximum distribution of 50.0% does not include any distributions that our sponsor may receive on any limited partner units that it owns.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described below, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset in respect of a period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance and replacement capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance and replacement capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.45 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Our sponsor will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2015, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2013, if each of the following has occurred:

•

distributions from operating surplus exceeded $2.70 (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.70 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

For the period after closing of this offering through September 30, 2012, we will adjust the quarterly distribution based on the actual length of the period, and use such adjusted distribution in determining whether the test described above has been satisfied for the quarter ending September 30, 2012.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter during the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•

first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our sponsor currently holds the incentive distribution rights, but may transfer these rights at any time.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the sponsor (as the holder of our incentive distribution rights) in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $0.5175 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.5625 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.6750 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and our sponsor (as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of our sponsor (as the holder of our incentive distribution rights) and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and our sponsor (as the holder of our incentive distribution rights) for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume our sponsor has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total Quarterly Distribution Per Common Unit and Subordinated Unit	Marginal Percentage Interest in Distributions
		Unitholders	Sponsor (as Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	up to $0.4500	100.0%	0%
First Target Distribution	above $0.4500 up to $0.5175	100.0%	0%
Second Target Distribution	above $0.5175 up to $0.5625	85.0%	15.0%
Third Target Distribution	above $0.5625 up to $0.6750	75.0%	25.0%
Thereafter	above $0.6750	50.0%	50.0%

Our Sponsor’s Right to Reset Incentive Distribution Levels

Our sponsor, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments to our sponsor would be set. If our sponsor transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our sponsor holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. We anticipate that our sponsor would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our sponsor.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our sponsor of incentive distribution payments based on the target cash distributions prior to the reset, our sponsor will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights received by our sponsor for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units that our sponsor would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by our sponsor in respect of its incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter. Our sponsor would be entitled to receive distributions in respect of these common units pro rata in subsequent periods.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all common unitholders, pro rata, and 15.0% to our sponsor, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all common unitholders, pro rata, and 25.0% to our sponsor, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to our sponsor.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and our sponsor (as the holder of our incentive distribution rights) at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.80.

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	Sponsor (as Holder of Our Incentive Distribution Rights)	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $0.4500	100.0%	0.0%	up to $0.80 (1)
First Target Distribution	above $0.4500 up to $0.5175	100.0%	0.0%	above $0.80 up to $0.92 (2)
Second Target Distribution	above $0.5175 up to $0.5625	85.0%	15.0%	above $0.92 up to $1.00 (3)
Third Target Distribution	above $0.5625 up to $0.6750	75.0%	25.0%	above $1.00 up to $1.20 (4)
Thereafter	above $0.6750	50.0%	50.0%	above $1.20

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our sponsor (as the holder of our incentive distribution rights), in respect of its incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 28,796,296 common units outstanding and the distribution to each common unit would be $0.80 per quarter for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Sponsor (as Holder of Our Incentive Distribution Rights) Prior to Reset
				Total Distributions
Minimum Quarterly Distribution	up to $0.4500	$12,958,333	$—	$12,958,333
First Target Distribution	above 0.4500 up to $0.5175	1,943,750	—	1,943,750
Second Target Distribution	above $0.5175 up to $0.5625	1,295,833	228,676	1,524,510
Third Target Distribution	above $0.5625 up to $0.6750	3,239,583	1,079,861	4,319,444
Thereafter	above $0.6750	3,599,537	3,599,537	7,199,074

		$23,037,037	$4,908,075	$27,945,112

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our sponsor (as the holder of our incentive distribution rights) in respect of its incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 34,931,390 common units outstanding and the distribution to each common unit would be $0.80. The number of common units to be issued to our sponsor upon the reset was calculated by dividing (1) the amount received by our sponsor in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above, or $4,908,075, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.80.

	Quarterly Distribution Per Unit After Reset	Cash Distributions to Common Unitholders After Reset	Cash Distributions to Sponsor (as Holder of Our Incentive Distribution Rights) After Reset
			Common Units(1)	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	up to $0.80	$23,037,037	$4,908,075	$—	$4,908,075	$27,945,112
First Target Distribution	above 0.80 up to $0.92	—	—	—	—	—
Second Target Distribution	above $0.92 up to $1.00	—	—	—	—	—
Third Target Distribution	above $1.00 up to $1.20	—	—	—	—	—
Thereafter	above $1.20	—	—	—	—	—

		$23,037,037	$4,908,075	$—	$4,908,075	$27,945,112

(1)	Represents distributions in respect of the common units issued to our sponsor upon the reset.

Our sponsor (as the holder of our incentive distribution rights) will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

Hi-Crush Partners LP was formed in May 2012 and does not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of our sponsor, Hi-Crush Proppants LLC, which is our accounting predecessor for financial reporting purposes. In connection with the closing of this offering, our sponsor will contribute all of the outstanding equity interests in certain of its operating subsidiaries, which account for substantially all of our sponsor’s historical business, to us. The following table presents summary historical financial and operating data of our sponsor and summary pro forma financial and operating data of Hi-Crush Partners LP as of the dates and for the periods indicated.

Our sponsor was formed in October 2010 to develop excavation, processing and logistics facilities for raw frac sand used in hydraulic fracturing operations in oil and natural gas wells. Since its formation, our sponsor acquired our assets in a number of separate acquisitions. As a result of our sponsor’s recent formation, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects. This prospectus includes audited financial statements only as of December 31, 2011 and for the period from inception (October 28, 2010) to December 31, 2010 and unaudited financial information as of and for the six-month periods ended June 30, 2012 and 2011. In this prospectus, we refer to the period from inception to December 31, 2010 as the two-month period ended December 31, 2010. We have not completed or provided in this prospectus any stand-alone pre-acquisition financial statements for the assets we acquired in the transactions described above. As a result, and given our recent date of formation, we have not provided in this prospectus three years of audited financial statements that normally would be included in a prospectus forming part of an SEC registration statement or two years of audited financial statements as would normally be included in a prospectus forming part of an SEC registration statement filed by an emerging growth company.

The summary historical financial data presented as of December 31, 2010 and 2011, for the two-month period ended December 31, 2010 and for the year ended December 31, 2011 is derived from the audited historical financial statements of Hi-Crush Proppants LLC that are included elsewhere in this prospectus. The summary historical financial data presented as of and for the six months ended June 30, 2011 and 2012 are derived from the unaudited historical financial statements of Hi-Crush Proppants LLC included elsewhere in this prospectus.

The summary pro forma financial data presented as of and for the year ended December 31, 2011 and as of and for the six months ended June 30, 2012 is derived from our unaudited pro forma financial statements included elsewhere in this prospectus. Our unaudited pro forma financial statements give pro forma effect to the following:

•	the contribution of Hi-Crush Chambers LLC, Hi-Crush Railroad LLC, Hi-Crush Wyeville LLC and Hi-Crush Operating LLC to us by our sponsor;

•

a reduction in general and administrative expenses as a result of allocations between our Wyeville facility and our sponsor’s other assets and activities that will not be contributed to us in connection with this offering;

•	the removal of other operating expenses of our sponsor related to assets and operations that will be retained by our sponsor following the completion of this offering;

•	the elimination of all cash and cash equivalents reflected on our balance sheet as of June 30, 2012, which will be retained by our sponsor; and

•	the issuance of 14,398,148 common units and 14,398,148 subordinated units to our sponsor.

Each of the adjustments described above are either directly related to this offering or are required by or are a consequence of the contribution to us by our sponsor of the Wyeville facility and related assets, the closing of which is a condition precedent to the closing of this offering.

The following table presents non-GAAP financial measures, EBITDA and production costs, which we use in our business as important supplemental measures of our performance. EBITDA represents net income before interest expense, income taxes and depreciation and depletion. Production costs represents costs of goods sold, excluding depreciation and depletion. EBITDA and production costs are not calculated or presented in accordance with GAAP. We explain these measures under “—Non-GAAP Financial Measures” below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP. Please also read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

	Predecessor Historical				Hi-Crush Partners LP Pro Forma
	Inception to December 31, 2010	Year Ended December 31, 2011	Six Months Ended June 30,		Year Ended December 31, 2011	Six Months Ended June 30, 2012
			2011	2012
	(in thousands, except per unit and operating information)
Statement of Operations Data:
Revenues	$—	$20,353	$—	$34,175	$20,353	$34,175
Production costs (1)	—	5,998	—	9,603	5,998	9,603
Depreciation and depletion	—	449	—	668	449	668

Cost of goods sold	—	6,447	—	10,271	6,447	10,271

Gross profit	—	13,906	—	23,904	13,906	23,904
General and administrative	26	2,324	647	3,137	1,689	1,577
Other operating expenses	—	381	—	419	—	—
Accretion of asset retirement obligation	—	28	—	12	28	12

Income (loss) from operations	(26)	11,173	(647)	20,336	12,189	22,315
Other expense:
Interest expense, net	—	(1,893)	—	(2,385)	—	—
Other	—	—	—	—	—	—

Total other income (expense)	—	(1,893)	—	(2,385)	—	—
Income (loss) before tax expense	(26)	9,280	(647)	17,951	12,189	22,315
Income tax expense	—	—	—	—	—	—

Net income (loss)	$(26)	$9,280	$(647)	$17,951	$12,189	$22,315

Pro forma net income per limited partner unit:
Common unit					$0.85	$0.90
Subordinated unit					$—	$0.65
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(14)	$18,788	$15,781	$5,063
Investing activities	(322)	(50,199)	(28,775)	(50,296)
Financing activities	336	42,465	14,463	45,929
Other Financial Data:
EBITDA (1)	$(26)	$11,622	$(647)	$21,004	$12,638	$22,983
Capital expenditures (2)	72	50,169	28,745	50,326
Operating Data:
Total tons sold	—	332,593	—	539,257	332,593	539,257
Average realized price (per ton)	$—	$61.19	$—	$63.37	$61.19	$63.37
Production costs (per ton) (1)	—	18.03	—	17.81	18.03	17.81
Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$11,054	$1,469	$11,750		$—
Total assets	614	72,229	36,497	142,914		72,328
Long-term debt (including current portion)	—	46,112	15,185	96,421	`	—
Total liabilities	304	61,942	36,571	114,902		5,981
Members’/Partners’ capital	310	10,287	(74)	28,012		66,347

(1)	For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions. Please read “How We Make Distributions to Our Partners—Capital Expenditures.”

Gross Profit

Gross profit equals revenues less costs of goods sold. Gross profit was $13.9 million for the year ended December 31, 2011. Due to the nature of the fixed price, take-or-pay contracts with our customers, gross profit is primarily affected by royalties and the cost to excavate and process sand. We pay royalties to third parties based on the volume of sand excavated, delivered at our on-site rail facility and paid for by our customers. We have outsourced all excavation activities to a third party with primarily fixed terms. Our cost per ton excavated is fixed, with the exception of a fuel surcharge based on the price of diesel fuel. During the year ended December 31, 2011, the market price for diesel escalated which resulted in us paying the fuel surcharge. The total surcharge was $0.2 million for the year ended December 31, 2011.

General and Administrative Expenses

General and administrative expenses were $2.3 million for the year ended December 31, 2011.

Interest Expense

Our sponsor incurred $2.6 million of interest expense in the year ended December 31, 2011, which includes paid-in-kind interest under our sponsor’s subordinated promissory notes and amortization of deferred financing costs. Approximately $1.9 million was charged to interest expense and $0.7 million was capitalized in connection with the Wyeville facility construction. Paid-in-kind interest is added to the outstanding balance of the note and becomes due upon maturity. Our sponsor has the option of paying cash interest, but has not yet elected to do so. We do not expect to have any indebtedness outstanding as of the closing of this offering.

Net Income

Net income was $9.3 million for the year ended December  31, 2011.

Liquidity and Capital Resources

Overview

Our sponsor’s principal liquidity requirements for the year ended December 31, 2011 and the six months ended June 30, 2012 were to fund capital expenditures for the purchase of the Wyeville land, construction and expansion of the related sand processing facility, construction of railway spurs and to meet working capital needs. Our sponsor met its liquidity needs with a combination of funds generated through operations, proceeds from long-term indebtedness and prepayments under one of our long-term sales contracts.

We expect that our future principal uses of cash will be for working capital, capital expenditures, funding our debt service obligations and, following the completion of this offering, paying distributions to our unitholders. We intend to pay a minimum quarterly distribution of $0.45 per common and subordinated unit per quarter, which equates to $12,958,333 per quarter, or $51,833,333 per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal or contractual obligation to pay this distribution. We expect our principal sources of liquidity will be cash generated by our operations, borrowings under a new revolving credit facility that we expect to enter into in connection with this offering and issuances of debt and equity securities, and we believe that cash from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements.

Competitive Strengths

We believe that we are well positioned to successfully execute our strategy and achieve our primary business objective because of the following competitive strengths:

•

Long-term contracted cash flow stability. We will generate substantially all of our revenues from the sale of frac sand under long-term contracts that require subsidiaries of Baker Hughes, FTS International, Halliburton and Weatherford to pay specified prices for specified volumes of product each month. We believe that the take-or-pay volume and pricing provisions and the long-term nature of our contracts will provide us with a stable base of cash flows and limit the risks associated with price movements in the spot market and any changes in product demand during the contract period. We are currently contracted to sell 1,460,000 tons of frac sand annually from our Wyeville facility, and as of June 30, 2012, our contracts had a weighted average remaining life of approximately 4.6 years.

•

Long-lived, high quality reserve base. Our Wyeville facility contains approximately 48.4 million tons of proven recoverable coarse grade reserves as of December 31, 2011, based on a third-party reserve report by John T. Boyd, and has an implied 33-year reserve life at currently contracted production rates. These reserves consist of high quality Northern White frac sand. Analysis by independent third-party testing companies indicates that our sand demonstrates characteristics in excess of API specifications with regard to crush strength, turbidity and roundness and sphericity. As a result, our raw frac sand is particularly well suited for and is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells.

•

Intrinsic logistics and infrastructure advantage. The strategic location and logistics capabilities of our Wyeville facility enable us to serve all major U.S. oil and natural gas producing basins. Our on-site transportation assets include three 5,000-foot rail spurs off a Union Pacific Railroad mainline that are capable of accommodating unit trains, allowing our customers to receive priority scheduling, expedited delivery and a more cost-effective shipping alternative. Our logistics capabilities enable efficient loading of sand and minimize rail car turnaround times at the facility, and we expect to acquire or develop similar logistics capabilities at any facilities we own in the future. We believe we are one of the few frac sand producers with a facility initially designed to deliver frac sand meeting API specifications to all of the major U.S. oil and natural gas producing basins by on-site rail facilities, including on-site storage capacity accommodating unit trains.

•

Competitive operating cost structure. Our operations have been strategically designed to provide low per-unit production costs with a significant variable component for the excavation and processing of our sand. Our sand reserves do not require blasting or crushing to be processed and, due to the shallow overburden at our Wyeville facility, we are able to use surface mining equipment in our operations, which provides for a lower cost structure than underground mining operations. Our mining operations are subcontracted to Gerke Excavating, Inc. at a fixed cost of $2.09 per ton excavated, subject to a diesel fuel surcharge, under a three-year contract. Unlike some competitors, our processing and rail loading facilities are located on-site, which eliminates the requirement for on-road transportation, lowers product movement costs and minimizes the reduction in sand quality due to handling.

•

Experienced and incentivized management team. Our management team has extensive experience investing and operating in the oil and natural gas industry and will be focused on optimizing our current business and expanding our operations through disciplined development and accretive acquisitions. We believe our management team’s substantial experience and relationships with participants in the oilfield services and exploration and production industries provide us with an extensive operational and commercial understanding of the markets in which our customers operate. The expertise of our management and operations teams covers a wide range of disciplines, with an emphasis on development, construction and operation of frac sand processing facilities, frac sand supply chain management and consulting and bulk solids material handling. Members of our management team are strongly incentivized to profitably grow our business and cash flows through their 39% interest in our sponsor, which will own 1,898,148 of our common units and all of our subordinated units and incentive distribution rights following this offering.

to the Wyeville facility, our sponsor owns or has options to acquire several other sand mining locations where it could develop similar logistics capabilities as the Wyeville facility, and it will retain these assets following this offering. Pursuant to the terms of an omnibus agreement we expect to enter into with our sponsor, we will have a right of first offer with respect to certain of our sponsor’s assets, which are located in Augusta, Wisconsin and Tomah, Wisconsin. The Augusta excavation and processing facility in Eau Claire County, Wisconsin is currently under construction and is expected to be operational in the third quarter of 2012. John T. Boyd estimated that, as of December 31, 2011, the Augusta site had 46.2 million tons of proven recoverable coarse grade sand reserves located on approximately 1,000 acres. Our sponsor is building a 1,600,000 ton per year processing facility, and John T. Boyd estimates that the site has a reserve life of approximately 39 years based on currently contracted production levels. After taking into account our sponsor’s agreement to assume one of our customer contracts, our sponsor has contracted for the sale of 1,200,000 tons of sand per year from the Augusta facility with two of our existing customers under take-or-pay contracts with a weighted average life of approximately 4.8 years that specify both volumes and price. The customers will take delivery of the sand at on-site rail facilities that, like the Wyeville facility, can accommodate unit trains.

Our sponsor has also agreed to acquire approximately 700 acres in Tomah, Wisconsin, which is six miles south of the Wyeville facility in Monroe County. The Tomah site has access to the same Union Pacific Railroad mainline as the Wyeville facility, which runs adjacent to the property, and could accommodate similar rail logistics as the Wyeville facility. Extensive core samples have been taken at Tomah and independently tested with results indicating a high quality sand reserve similar to the Wyeville site. According to a John T. Boyd reserve report, the Tomah site had proven recoverable sand reserves of 33 million tons as of December 31, 2011, which represents a 51 year reserve life assuming construction of a 650,000 ton per year processing facility.

In addition, our sponsor is evaluating a number of additional development locations and adds potential projects to its development backlog regularly.

Our sponsor’s retained sand facilities represent a significant potential growth opportunity for us. Our sponsor continually evaluates acquisitions and may elect to acquire, construct or dispose of assets in the future, including in sales of assets to us. As the owner of our general partner, 1,898,148 of our common units, all 14,398,148 of our subordinated units and all of our incentive distribution rights following this offering, our sponsor is well aligned and highly motivated to promote and support the successful execution of our business strategies, including utilizing our partnership as a growth vehicle for its sand mining operations. Although we expect to have the opportunity to make additional acquisitions directly from our sponsor in the future, including the sand excavation and processing facilities described above that are subject to our right of first offer, our sponsor is under no obligation to accept any offer we make, and may, following good faith negotiations with us, sell the assets subject to our right of first offer to third parties that may compete with us. Our sponsor may also elect to develop, retain and operate properties in competition with us or develop new assets that are not subject to our right of first offer.

In addition, while we believe our relationship with our sponsor is a significant positive attribute, it may also be a source of conflict. For example, our sponsor is not restricted in its ability to compete with us, and beginning with the commencement of operations at our sponsor’s Augusta facility scheduled for the third quarter of 2012, our sponsor will operate frac sand excavation and processing facilities that will compete directly with us for new and existing customers. We expect that our sponsor will develop additional frac sand excavation and processing facilities in the future, which may also compete with us. While we expect that our management team, which also manages our sponsor’s retained assets, and our sponsor will allocate new and replacement customer contracts between us and our sponsor in a manner that balances the interests of both parties, they are under no obligation to do so. Please read “Conflicts of Interest and Fiduciary Duties.”

MANAGEMENT

Management of Hi-Crush Partners LP

We are managed and operated by the board of directors and executive officers of our general partner. Following this offering, 13.2% of our outstanding common units and all of our outstanding subordinated units and incentive distribution rights will be owned by our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. Our general partner owes certain duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that our general partner will have eight directors, one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly-traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering. Our sponsor will appoint at least one member of the audit committee to the board of directors of our general partner by the date our common units first trade on the NYSE.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of our sponsor. While the amount of time that our executive officers will devote to our business and the business of our sponsor will vary in any given year based on a variety of factors, we currently estimate that each of our executive officers will initially spend approximately 50% of their time on the management of our business following the completion of this offering. Our executive officers intend, however, to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Following the consummation of this offering, neither our general partner nor our sponsor will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including our sponsor, for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.”

In evaluating director candidates, our sponsor will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Hi-Crush Partners LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and named executive officer; and

•	all of our directors, director nominees and named executive officers as a group.

The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriting.”

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Hi-Crush Proppants LLC (1)(2)	1,898,148	13.2%	14,398,148	100%	56.6%
Hi-Crush GP LLC (2)	—	—%	—	—%	— %
Robert E. Rasmus (2)	—	—%	—	—%	—%
James M. Whipkey (2)	—	—%	—	—%	—%
Jefferies V. Alston, III (2)	—	—%	—	—%	—%
Martha M. Romig (2)	—	—%	—	—%	—%
Robert L. Cabes, Jr. (3)	—	—%	—	—%	—%
John R. Huff (4)	—	—%	—	—%	—%
Trevor T. Turbidy (3)	—	—%	—	—%	—%
Steven A. Webster (3)	—	—%	—	—%	—%
Joseph C. Winkler III (2)	—	—%	—	—%	—%
All named executive officers and directors as a group (9 persons)	—	—%	—	—%	—%

(1)

Hi-Crush Proppants LLC is the selling unitholder in this offering. The table assumes the underwriters do not exercise their option to purchase additional common units from the selling unitholder. Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, LP indirectly own 58% of the membership interests of Hi-Crush Proppants LLC, through two investment vehicles, ACP HIP Splitter, LP and ACP HIP Splitter (Offshore), LP. Each of Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, LP is controlled by its general partner, Avista Capital Partners II GP, LLC (“Avista GP”). Voting and investment determinations are made by an investment committee of Avista GP, comprised of the following members: Thompson Dean, Steven Webster, David Burgstahler, Newton Aguiar, Robert Cabes, David Durkin and OhSang Kwon. As a result, and by virtue of the relationships described above, each of Thompson Dean, Steven Webster, David Burgstahler, Newton Aguiar, Robert Cabes, David Durkin and OhSang Kwon may be deemed to exercise voting and dispositive power with respect to securities held by ACP HIP Splitter, LP and ACP HIP Splitter (Offshore), LP. The address for Avista Capital Partners is 65 East 55th Street, 18th Floor, New York, NY 10022.

(2)	The address for each of Hi-Crush Proppants LLC, Hi-Crush GP LLC, Robert E. Rasmus, James M. Whipkey, Jefferies V. Alston, III, Martha M. Romig and Joseph C. Winkler III is Three Riverway, Suite 1550, Houston, Texas 77056.

(3)	The address for each of Robert L. Cabes, Jr., Trevor T. Turbidy and Steven A. Webster is 1000 Louisiana St., Suite 3700, Houston, Texas 77002.

(4)	The address for John R. Huff is 11911 FM 529, Houston, Texas 77041.

Pursuant to a pledge and security agreement between our sponsor and Amegy Bank, National Association, as administrative agent under our sponsor’s senior secured credit facility, all of our sponsor’s interest in (i) our general partner, (ii) the 23,148 common units our sponsor owns in us which are not being sold in this offering (or up to 1,898,148 common units if the underwriters do not exercise their option to purchase additional common units in full), (iii) the 14,398,148 subordinated units our sponsor owns in us and (iv) the incentive distribution rights, are pledged as collateral for the benefit of the lenders under such credit facility. In the event the underwriters do not exercise in full their option to acquire an additional 1,875,000 common units from our sponsor, our sponsor will also pledge any additional common units not purchased by the underwriters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will own 1,898,148 common units and 14,398,148 subordinated units representing an aggregate approximately 56.6% limited partner interest in us, will own the incentive distribution rights and will own and control our general partner. Our sponsor will also appoint all of the directors of our general partner, which will maintain a non-economic general partner interest in us.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Affiliates of Our General Partner

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Hi-Crush Partners LP.

Formation Stage

The aggregate consideration received by

affiliates of our general partner for the

contribution of their interests	•	14,398,148 common units including 12,500,000 common units the selling unitholder is selling to the public in this offering;

•	14,398,148 subordinated units; and

•	our incentive distribution rights.

To the extent the underwriters exercise their option to purchase additional common units, the selling unitholder will sell such units to the public.

Operational Stage

Distributions of cash available for

distribution to our general partner and its

affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our sponsor (as the holder of our incentive distribution rights) will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, affiliates of our general partner would receive an annual distribution of approximately $29.3 million on their units.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 56.6% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, an affiliate of our general partner will own 56.6% of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis, provided such person is not an affiliate of the successor general partner; and

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our sponsor will hold an aggregate of 1,898,148 common units and 14,398,148 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. For information regarding the conversion of subordinated units into common units prior to the end of the subordination period, please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.” The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and our sponsor have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

it is publicly-traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the exploration, development, mining or production, processing, refining, transportation, and marketing of any mineral or natural resource, including sand, (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion assumes that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units plus the unitholder’s share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions, the unitholder’s share of our losses, and any decreases in its share of our liabilities.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income that will be 60% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the common unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	the earnings from operations exceeds the amount required to make minimum quarterly distributions on all common units, yet we only distribute the minimum quarterly distribution on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our liabilities will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

UNDERWRITING

We, the selling unitholder (Hi-Crush Proppants LLC) and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered, which underwriting agreement will be filed as an exhibit to the registration statement. Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as representatives of the underwriters named below and, along with Credit Suisse Securities (USA) LLC and UBS Securities LLC, as joint book-running managers of this offering. Under the terms of the underwriting agreement and subject to the conditions therein, each of the underwriters named below has severally agreed to purchase from us the number of common units shown opposite the underwriter’s name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Raymond James & Associates, Inc.
RBC Capital Markets, LLC

Total	12,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units included in this offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us and Hi-Crush Proppants LLC to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and Hi-Crush Proppants LLC deliver customary closing documents to the underwriters.

Commissions and Expenses

The following tables show the per common unit and total underwriting discounts and commissions to be paid to the underwriters by the selling unitholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units from the selling unitholder. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us or to the selling unitholder for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

The selling unitholder will pay a structuring fee equal to 0.375% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of this offering will be approximately $3.7 million (excluding underwriting discounts and commissions and structuring fees) all of which will be paid by the selling unitholder.

Option to Purchase Additional Common Units

The selling unitholder has granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,875,000 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 12,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including the selling unitholder, Hi-Crush Proppants LLC, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc. and Morgan Stanley & Co. LLC, we and they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

These restrictions do not apply to, among other things:

•	the sale of common units pursuant to the underwriting agreement;

•	issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement; and

•	the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc.

Barclays Capital Inc. and Morgan Stanley & Co. LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with

Hi-Crush Partners LP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the six months ended June 30, 2012

	Predecessor Historical	Predecessor Retained Operations (a)	Hi-Crush Partners LP Pro Forma
	(in thousands, except per unit data)
Revenue	$34,175	$—	$34,175	(d)
Cost of goods sold (including depreciation and depletion)	10,271	—	10,271	(d)

Gross profit	23,904	—	23,904
Operating costs and expenses
General and administrative	3,137	(1,560)	1,577	(e)
Exploration expense	419	(419)	—
Accretion of asset retirement obligation	12	—	12	(d)

Income from operations	20,336	1,979	22,315
Other expenses
Interest expense	2,385	(2,385)	—

Net income	$17,951	$4,364	$22,315

Calculation of net income per limited partner unit:
Limited partners’ interest in net income			$22,315
Net income per common unit			$0.90
Net income per subordinated unit			$0.65
Weighted average number of common units outstanding			14,398
Weighted average number of subordinated units outstanding			14,398

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

Hi-Crush Partners LP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the six months ended June 30, 2011

	Predecessor Historical	Predecessor Retained Operations (a)	Hi-Crush Partners LP Pro Forma
	(in thousands, except per unit data)
Revenue	$—	$—	$—	(d)
Cost of goods sold (including depreciation and depletion)	—	—	—	(d)

Gross profit	—	—	—
Operating costs and expenses
General and administrative	647	—	647	(e)
Exploration expense	—	—	—
Accretion of asset retirement obligation	—	—	—	(d)

Income (loss) from operations	(647)	—	(647)
Other expenses
Interest expense	—	—	—

Net income (loss)	$(647)	$—	$(647)

Calculation of net income per limited partner unit:
Limited partners’ interest in net loss			$(647)
Net loss per common unit			$(0.04)
Net loss per subordinated unit			$—
Weighted average number of common units outstanding			14,398
Weighted average number of subordinated units outstanding			14,398

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

Hi-Crush Partners LP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the year ended December 31, 2011

	Predecessor Historical	Predecessor Retained Operations (a)	Hi-Crush Partners LP Pro Forma
	(in thousands, except per unit data)
Revenue	$20,353	$—	$20,353	(d)
Cost of goods sold (including depreciation and depletion)	6,447	—	6,447	(d)

Gross profit	13,906	—	13,906
Operating costs and expenses
General and administrative	2,324	(635)	1,689	(e)
Exploration expense	381	(381)	—
Accretion of asset retirement obligation	28	—	28	(d)

Income from operations	11,173	1,016	12,189
Other expenses
Interest expense	1,893	(1,893)	—

Net income	$9,280	$2,909	$12,189

Calculation of net income per limited partner unit:
Limited partners’ interest in net income			$12,189
Net income per common unit			$0.85
Net income per subordinated unit			$0.85
Weighted average number of common units outstanding			14,398
Weighted average number of subordinated units outstanding			14,398

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

Hi-Crush Partners LP

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1—Basis of Presentation

The unaudited pro forma condensed consolidated balance sheet of Hi-Crush Partners LP (the “Partnership”) as of June 30, 2012 is based on the unaudited historical consolidated balance sheet of Hi-Crush Proppants LLC (“predecessor”) and includes pro forma adjustments to give effect to the contribution as described below as if it occurred on June 30, 2012.

The unaudited pro forma condensed consolidated statements of operations of the Partnership are based on the unaudited historical consolidated statements of operations of the predecessor for the three month periods ended June 30, 2012 and 2011 and the audited historical consolidated statement of operations of the predecessor for the twelve months ended December 31, 2011 and includes pro forma adjustments to give effect to the contribution as described below as if it occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial statements give effect to the contribution as follows:

•	The contribution by the predecessor of selected assets, liabilities and related operations (the “Partnership Operations”) to the Partnership;

•	The retention by the predecessor of certain assets, liabilities and operations not sold or contributed to the Partnership; and

•

The issuance by the Partnership of 14,398,148 common units, 14,398,148 subordinated units and the incentive distribution rights to the predecessor in exchange for the contribution of the Partnership Operations.

Because the Partnership Operations are owned by the predecessor and the predecessor will control the Partnership, the contribution of the Partnership Operations to the Partnership has been accounted for as a combination of entities under common control, whereby the assets and liabilities sold and contributed and have been recognized based on the predecessor’s historical cost.

Note 2—Pro Forma Adjustments and Assumptions

Unaudited pro forma condensed consolidated balance sheet

(a) Adjustments to reflect the assets, liabilities, revenues and expenses that will be retained by the predecessor, and thus will not be contributed to the Partnership. The adjustment was based on the carrying value of specific assets and liabilities and the specific direct operating revenues and expenses attributable to the Partnership Operations. General and administrative expenses are allocated based on either the direct costs attributable to the Partnership Operations and the operations that will be retained by the predecessor or management’s estimates of the costs incurred by centralized departments in providing services to the Partnership Operations and the operations that will be retained by the predecessor, as applicable. In allocating the costs incurred by centralized departments, management’s estimates were based on separate evaluations of expenses by department for each period presented.

(b) Reflects the Partnership Operations to be contributed to the Partnership by the predecessor. The net book value of the Partnership Operations is based on the historical carrying amounts of the Partnership Operations.

(c) To reflect the issuance by the Partnership of 14,398,148 common units, 14,398,148 subordinated units, incentive distribution rights to the predecessor as consideration for the contribution of the Partnership Operations.

Unaudited pro forma statements of operations

(d) Reflects the revenues and direct operating expenses associated with the Partnership Operations based on the actual results of the Partnership Operations.

(e) To allocate general and administrative expenses related to the Partnership Operations. The allocation is based on the predecessor’s historical general and administrative expense, reflecting the direct costs attributable to the Partnership Operations and management’s estimates of the share of costs incurred by centralized departments in providing services to the Partnership Operations. In allocating the costs incurred by centralized departments, management’s estimates were based on separate evaluations of expenses by department for each period presented and activity of the operations.

Note 3—Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the limited partners by the number of common units and subordinated units expected to be outstanding following the Offering. For purposes of this calculation, management assumed the aggregate number of common units was 14,398,148 and subordinated units was 14,398,148. All units were assumed to have been outstanding since January 1, 2011. Basic and diluted pro forma net income per unit are equivalent because there will be no dilutive units at the date of the closing of the Offering.

roundness: A measure of how round the curvatures of an object are. The opposite of round is angular. It is possible for an object to be round but not spherical (e.g. an egg-shaped particle is round, but not spherical). When used to describe proppant, roundness is a reference to having a curved shape which promotes hydrocarbon flow, as the curvature creates a space through which the hydrocarbons can flow.

silica: A chemically resistant dioxide of silicon that occurs in crystalline, amorphous and cryptocrystalline forms.

sphericity: A measure of how well an object is formed in a shape where all points are equidistant from the center. The more spherical a proppant, the more highly it is desired relative to non-spherical proppant, as the gaps created by it are typically the largest and this promotes maximum hydrocarbon flow.

subordination period: The subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2015, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2013, if each of the following has occurred:

•

distributions from operating surplus exceeded $2.70 (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.70 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

turbidity: Measurement of the level of contaminants, such as silt and clay, in a sample.

wet plant: Facility used to wash raw frac sand to remove fine impurities such as clay and organic particles.

B-4

Hi-Crush Partners LP

12,500,000 Common Units

Representing Limited Partner Interests

Prospectus

                    , 2012

Barclays

Morgan Stanley

Credit Suisse

UBS Investment Bank

Raymond James

RBC Capital Markets

Through and including                     , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred by the sponsor in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$34,595
FINRA filing fee	33,281.25
Printing and engraving expenses	450,000
Fees and expenses of legal counsel	1,500,000
Accounting fees and expenses	1,450,000
Transfer agent and registrar fees	6,000
New York Stock Exchange listing fee	250,000

Total	3,723,876.25

*	To be completed by amendment

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Our general partner will enter into indemnification agreements (each, an “Indemnification Agreement”) with each of its officers and directors (each, an “Indemnitee”). Each Indemnification Agreement provides that our general partner will indemnify and hold harmless each Indemnitee against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by the Indemnitee in connection with serving in their capacity as officers and directors of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The Indemnification Agreement also provides that the general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to return such advance if it is ultimately determined that the Indemnitee is not entitled to indemnification.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Hi-Crush Proppants LLC and our general partner, their officers and directors, and any person who controls Hi-Crush Proppants LLC and our general partner, including indemnification for liabilities under the Securities Act.

II-1

Exhibit 5.1

July     , 2012

Hi-Crush Partners LP

Three Riverway, Suite 1550

Houston, Texas 77056

Ladies and Gentlemen:

We have acted as special counsel to Hi-Crush Partners LP, a Delaware limited partnership (the “Partnership”) and Hi-Crush Proppants LLC, a Delaware limited liability company (the “Selling Unitholder”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering and sale by the Selling Unitholder of up to an aggregate of 12,500,000 common units representing limited partner interests in the Partnership (the “Common Units”) and up to an additional 1,875,000 Common Units pursuant to the underwriters’ option to purchase additional Common Units.

We are rendering this opinion as of the time the Partnership’s Registration Statement on Form S-1 (File No. 333-182574), as amended (the “Registration Statement”), to which this opinion is an exhibit and relating to the Common Units, becomes effective in accordance with Section 8(a) of the Securities Act. The term “Common Units” shall include any additional common units representing limited partner interests in the Partnership registered pursuant to Rule 462(b) under the Securities Act in connection with the offering contemplated by the Registration Statement.

As the basis for the opinion hereinafter expressed, we examined such statutes, including the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), and the Partnership’s and the Selling Unitholder’s respective records and documents, certificates of the Partnership and the Selling Unitholder and public officials, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion. In such examination, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies and (ii) that a definitive underwriting agreement in the form filed as an exhibit to the Registration Statement with respect to the sale of the Common Units will have been duly authorized and validly executed and delivered by the Partnership, the Selling Unitholder and the other parties thereto.

Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that the Common Units, when issued and delivered to the Selling Unitholder against payment therefor as described in the Registration Statement, will be duly authorized, validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the federal laws of the United States of America, the Constitution of the State of Delaware and the Delaware LP Act, each as interpreted by the courts of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the reference to us under the heading “Validity of Our Common Units” in the Registration Statement and the filing of this opinion as an exhibit to the Registration Statement. We further consent to the incorporation by reference of this letter and consent into any registration statement filed pursuant to Rule 462(b) under the Securities Act with respect to the Common Units. By giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Very truly yours,

/s/ Vinson & Elkins L.L.P.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com